TECHNOLOGY LICENSE & ACCESS AGREEMENT

This technology license & access agreement ("Agreement") is entered into on the 10th day of August 2022 by and between:

1) BioInfra Life Science, Inc., a Korean corporation having its principal office at 7th Floor SGI Building, 49 Daehak-ro, Jongro-gu, Seoul, Korea ("BioInfra"); and,
2) 20/20 GeneSystems, Inc., a Delaware corporation having its principal place of business at: 15810 Gaither Drive, Ste 235, Gaithersburg, MD 20877 U.S.A. ("20/20").

Both of the above mentioned are referred to in this Agreement collectively as the "Parties" and each individually as a "Party."

BACKGROUND

A. Both BIOINFRA and 20/20 have each independently developed and commercialized in their respective countries blood tests and associated algorithms for the early cancer detection of multiple tumor types;

B. There are considerable similarities between the multi-cancer tests of 20/20 (*OneTest)* and BIOINFRA (*i-FINDER*) in that both tests incorporate the values of tumor antigens such as CEA, AFP, PSA, CA19.9, CA125, CYFRA21.1 and use algorithms that incorporate age to improve diagnostic accuracy.

C. BIOINFRA has incorporated additional biomarkers not currently part of 20/20's *OneTest* including ApoA1, CRP, TTR, B2M, etc. that it believes improves diagnostic accuracy for detection of various cancers.

D. BIOINFRA also offers tests for assessing various chronic diseases such as immune function, cardiovascular function, and diabetic propensity that includes measurements of additional biomarkers such as albumin, bilirubin, total cholesterol, etc. and presents a "Comprehensive risk trend analysis of 8 major chronic diseases."

E. 20/20, through its CLIA licensed clinical laboratory seeks to Commercialize in the U.S. certain of BIOINFRA's tests, algorithms, and risk assessment tools, and BIOINFRA desires 20/20 to commercialize these products in the U.S.

F. To accomplish the foregoing BioInfra intends to provide 20/20 with access to certain of its computer algorithms, lab reports, know-how, clinical and scientific expertise, and other valuable intellectual property, so as to enable 20/20 to effectively and accurately promote and run these tests in the U.S.

NOW, THEREFORE, in consideration of these premises, and of the mutual promises and covenants, contained herein, the Parties agree as follows:

1. **<u>Definitions</u>**: The following capitalized terms have the meaning given to them in this Section for the purpose of this Agreement: Terms may also be defined in this Agreement using the same convention.

    a. "Branding" refers to the trademarks or other identifying marks such as logos, trade names, domain names, or designs used to sell the Products within the Regions.

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b. "BioInfra Technology" shall mean all technologies of BioInfra relating to the Products, including all specifications and Know-How that are necessary or useful in the approval, clearance, compliance with applicable regulation, making, use, sale, application or petition for reimbursement and/or otherwise in the commercialization of the Products.

c. "Confidential Information" means the existence and terms of this Agreement and all other information disclosed in writing by one Party to the other Party pursuant to this Agreement and identified as "CONFIDENTIAL" as well as information disclosed orally to the extent such oral disclosure is identified as "CONFIDENTIAL" in writing provided to the other Party within forty-five (45) days after oral disclosure.

d. "Commercialize" means to make, have made, use, sell, offer to sell, promote, advertise, conduct research, participate in Third Party research, and provide incentives to customers and potential customers, and disclose information to Third Parties that is useful and customary, or necessary to achieve any of the foregoing.

e. "Know-How" shall mean any Confidential Information and all data and information, including but not limited to ideas, designs, engineering drawings, methodologies of preparation or manufacturing, processes, instructions for use, formula enhancements, raw material specifications, raw material standards, and sources of raw material procurements, relating to the manufacture of Product.

f. "Patient" shall mean the individual that undergoes the testing provided as part of utilizing the Products.

g. "Patient iFinder Record" shall mean the written survey and release for the use of the Patient's blood in testing with questions provided by BioInfra that a Patient will complete prior to having their blood drawn as a part of having purchased the Products.

h. "Payer" shall mean any entity or individual that pays in part or in whole for the Products on behalf of a Patient.

i. "Products" means, and is limited to, Bioinfra's unique and proprietary algorithms which may be utilized under this Agreement by 20/20 in conjunction with its laboratory tests. For the avoidance of doubt Product shall not include any algorithms or other products developed independently by 20/20 or a third party to this Agreement.

j. "Regions" is defined in Schedule A.

k. "Samples" shall mean the blood samples collected for processing as a part of the biomarker and algorithm analysis necessary for the utilization of the Products.

l. "iFinder W" shall mean algorithm service for screening for cancers only; 6 cancer types (lung, gastric, colon, pancreas, prostate, and liver) for males and 7 cancer types (lung, gastric, colon, pancreas, liver, breast, and ovarian) for females. For the iFinder W, all the required wet lab work including biomarker testing shall be performed locally by 20/20 or 20/20's local partner in the Regions.

m. "iFinder Basic" shall mean algorithm service for screening for chronic diseases only. For the iFinder Basic, all the required wet lab work including biomarker testing shall be

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performed locally by 20/20 or 20/20's local partner in the Regions.

2. **Designated Partners**

1) Any partner with which 20/20 has a contract for the purposes of processing and distributing the Products in the Regions shall be declared as "Designated Partner".
2) At all times during the Term and Renewed Term, 20/20 shall continue to be the exclusive distributor for Products and Know-How to 20/20's Designated Partners.

3. **Agreed Pricing**

a) *Up-Front License Fee*:

Subject to the payment schedule in Section 4(2), 20/20 shall pay Bioinfra an Up-Front License Fee of Three Hundred Thousand USD ($300,000) with one half of the Up-Front License Fee serving as a pre-paid royalty and the other half of the Up-Front License Fee serving as fees for technical and medical support services including software integration and clinical training and support to American physicians (the technical and medical support services further detailed in Schedule B). The upfront fees in this Section 3(a), once paid, are non-refundable.

b) Per-Test Royalties:

For those tests provided by 20/20 in which it derives revenues, and which utilize Products, 20/20 shall pay to BioInfra a per-test royalty as follows:

- For tests measuring only chronic (non-cancer) disease markers such as immune function, cardiovascular function, and diabetic propensity; a per test price will be mutually discussed and negotiated within 60 days of signing the agreement to give the parties time to understand the costs of running these tests, expected selling price, and the nature of BioInfra's intellectual property contributing to the value of these tests.
- For tests measuring only tumor antigens (e.g., 20/20's current OneTest); a per test price of $12 will be owed for each test performed within twenty-four (24) months of the first sale; $16 per test beginning the 25th month from the first sale until expiration or termination of the Agreement.
- For tests that measure both tumor antigens and clinical chemistry analytes (iFinder W); a per test price of $18 will be owed for each test performed within 24 months of the first sale; $25 per test beginning the 25th month from the first sale until expiration or termination of the Agreement.

All of the per-test royalties expressed in this Agreement shall be reduced by a 'certain percentage' of the amount of intellectual property royalties due and actually paid to a third party, only when it is mutually agreed by both parties that the third party involvement is necessary. The 'certain percentage' shall be mutually agreed to based on the projected sales contribution of the third party's technology to the Product, or based

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on mutual evaluation of the sales contribution of the third party's technology six months after the first sale of a Product incorporating the third party's technology into the Product.

All royalties due under this Agreement shall be calculated four times per year, January 1 to March 31; April 1 to June 30, July 1 to September 30 and October 1 to December 31; and all payments shall be made within 30 days of the end of the royalty calculation period.

Notwithstanding any express or implicit statement in the foregoing, 20/20 shall not owe royalties to BioInfra for tests that do not utilize the Products, rely solely on algorithms developed by 20/20 or its collaborators (other than BioInfra), or testing for research purposes, clinical studies, clinical trials, beta testing, investor perks, or free testing for customer prospects.

4. **Roles, Responsibilities, and Associated Costs**

1) 20/20 shall be exclusively licensed to Commercialize the Products in the Regions, even with respect to BioInfra, during the Term provided that 20/20 completes the Up-Front License Fee to Bioinfra.

2) 20/20 shall pay BioInfra the first half of the up-front fee ($150,000) at signing this Agreement and the second half ($150,000) after successfully completing the blinded U.S. validation study. The design and minimum expected outcomes from the blinded validation study are set forth in Schedule C. If the outcome of the validation study fails to meet the expected endpoints 20/20 shall have the unilateral right, but not the obligation, to terminate this agreement with no further requirement to pay the second half of the up-front fee. 20/20 will exercise its best efforts to conclude the validation study within 60 days of this Agreement.

3) 20/20's responsibilities shall include:

Promotion, marketing and selling tests that utilize BioInfra Products in the Region

a. Processing and reporting serum specimens in compliance with the Clinical Laboratory Improvement Amendments (CLIA) and other applicable regulations and industry standards;
b. Collecting data from tested individuals (Patients) as required by the algorithms in BioInfra Products and reporting results in a manner acceptable to the clinical and scientific experts of both Parties;
c. To the extent required by regulatory authorities or recommended by 20/20's scientific or medical experts, 20/20, with the cooperation of BioInfra, will conduct bridge studies showing equivalence between American and Korean populations;
d. Any expenses related to the business operations required to distribute the Product(s) within the Regions, including but not limited to local duties related to receive any approval for the Products if necessary, determining the strategy and creating and maintaining relationships

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with Designated Partners, such as engaging staff or consultants, physical resources and office space, marketing, promotion, and other associated costs.

4) BioInfra will coordinate the activities necessary to fulfill the terms of this Agreement related to:

a. In-house processes required to maintain, deliver, and continually improve the Products;
b. In-house processes to fulfill any requirements to integrate with 20/20's systems (including laboratory information system and patient portal) and any required changes if possible, according to a specific local medical or consumer preferences or regulations in the Regions, or according to any policies or preferences of 20/20;
c. Provisioning the reviewed results in the 20/20 online platform, or sending them electronically to 20/20;
d. Any other expenses required from the electronic delivery of the test results to 20/20 or its Designated Partners; and,
e. Continually updating 20/20 on advancements and improvements with the Products and providing clinical support to medical providers in the Regions using these tests

5) 20/20 may designate one or more third parties to oversee, coordinate, and fulfill any and all of the obligations related to: Sample collection, serum separation, serum or Sample shipping, serum or Sample exporting, serum or Sample importing, creation of Product results, or delivery of Product results, provided that the designation of a third party will not alleviate either Party of their responsibilities related to providing the Product in a timely manner at an acceptable level of quality or of the related costs to do so.

6) Bioinfra will not change the Products Commercialized in the Regions without consent of 20/20, which consent will not be unreasonably withheld. In the event of a conflict, this paragraph has priority over any other paragraph or term of this Agreement.

5. <u>Term and Renewed Term</u>

(1) This Agreement shall become effective upon its execution by all Parties and when the transfer of the aforementioned Up-Front License Fee is completed.

(2) BioInfra may terminate this Agreement on thirty (30) days prior written notice and on Bioinfra's sole discretion if 20/20 does not complete the transfer of the aforementioned Up-Front License Fee to BioInfra as per the conditions enclosed in this Agreement. If 20/20 pays within such thirty (30) day period, the written notice shall be deemed to be withdrawn and ineffective.

(3) This Agreement shall continue in full force and effect for the period of three (3) years from the Effective Date, unless otherwise agreed in writing by the Parties or pursuant to subsection (4) (directly following) of this Section ("Term").

(4) 20/20 is to be continued as an Exclusive Distributor in the Regions for another three (3) years, if either (a) the Minimum Annual Royalties are met, or (b) 20/20 conducts, or arranges for another to conduct, a prospective clinical trial in the USA. Minimum Annual Royalties

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shall be negotiated in good faith 6 months after the date of the Agreement. The Parties will agree on the Minimum Annual Royalties in good faith by discussion to begin six (6) months after the Effective Date and diligently continued until agreed.

6. Marketing with Other Tests

20/20 shall market the Product(s) with the broadest distribution and customer base possible, and in so doing may combine the BioInfra Product(s) with other tests and products developed by 20/20 or third parties when doing so, in 20/20's sole discretion, enhances its sales and marketing efforts.

7. Payments

(1) The payment shall be made to the following account:

Beneficiary Info

Account Name	BioInfra Life Science Inc.
Account Number	180-007-069911
Banker's Name	Shinhan Bank
Branch	Yeonjidong Branch
Swift Code	SHBKKRSE
Banker's Address	30,kimsangok-ro, jongno-gu, Seoul 03129, Korea

8. Use of Intellectual Property and Branding

Unless and until FDA approval is obtained for a Product, 20/20 shall exclusively use its own trademarks and branding.

9. Intellectual Property Protection

(1) During the Term of this Agreement, and for a period of 12 months thereafter, 20/20 agrees not to authorize or knowingly permit any of its directors, officers, employees, subcontractors, agents, consultants, customers or any third person or party to, decompile, disassemble or reverse engineer the BioInfra Technology underlying the Product(s) or any portion thereof, or attempt to engage in any of the foregoing activities. The foregoing notwithstanding, 20/20 may collect data to validate the Products in an American population and develop, or attempt to develop, improvements to the BioInfra Technology.

(2) 20/20 shall immediately notify BioInfra in writing if, to 20/20's knowledge, any of 20/20's former, current or future directors, officers, employees, subcontractors, agents, consultants or customers, or any third party decompiles, disassembles or reverse engineers the Product(s), BioInfra Technology or any portion thereof, or attempts to engage in any of the foregoing activities. 20/20 shall also immediately notify BioInfra of any improvements it makes to BioInfra technology and to give BioInfra a first right to license those improvements outside of the Regions based on commercially reasonable terms. The terms set forth in this Agreement shall be deemed commercially reasonable whether the licensee is 20/20 or BioInfra.

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(3) For the avoidance of doubt, efforts to understand the Product(s) solely for the sake of compliance with regulatory law or to sell the Product is not a breach of this Agreement.

(4) BioInfra solely owns all BioInfra Technology and, with regard to any new data or intellectual property generated by 20/20 pursuant to this Agreement, shall receive first notice and a first right to negotiate an exclusive license to said data and intellectual property outside of the Region on commercially reasonable terms. Any BioInfra data or intellectual property that 20/20 has access to or stores as a part of this Agreement must be protected by 20/20 from theft or unauthorized access, copying, exhibition, transmission and other activities that could cause the data and intellectual property to become public to entities or individuals that do not have a direct need under this Agreement. Protection must be at least as strong for BioInfra data and intellectual property as the protection that 20/20 provides for 20/20's data and intellectual property and that of any of their partners.

10. Duty of Compliance

20/20 will not knowingly fail to comply with any laws, regulations or requirements of the Regions relevant to the use of BioInfra Technology and the distribution of the Products in the Regions. BioInfra will not knowingly fail to comply with any laws, regulations, or requirements of the Republic of Korea or in the Regions relevant to the compliance of its obligations hereunder.

11. Confidential Information

Except as may be required by law, without the prior written consent of the disclosing Party, the other Party shall not disclose any and all information which is provided to it hereunder (the "Confidential Information") to any person or entity (other than to its officers or employees who need to know the information for the purpose of this Agreement). The receiving Party shall keep the Confidential Information in strict confidence, which shall be at least as stringent as those standards applicable to its own confidential information. The term of confidentiality hereunder shall be effective for the term of this Agreement and survive the termination of this Agreement for two (2) years. Notwithstanding the foregoing, good faith disclosures of information to customers, potential customers, or both shall not be deemed to violate this Agreement.

12. Termination for Breach

(1) In the event that a Party materially breaches this Agreement and fails to correct such breach within 90 days from receipt from the other Party of a written notice of correction (email to suffice), the other Party may terminate this Agreement by sending a written notice of termination with immediate effect (email to suffice).

(2) For the avoidance of doubt, all rights and obligations accrued to each Party before such termination shall remain valid and effective against or for such Party (as the case may be).

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13. Agents and Assignments

Neither Party may assign this Agreement nor any part thereof to a third party without the prior written consent of the other Party (email to suffice).

14. Amendment and Waiver

This Agreement may not be amended, supplemented or modified, and no provision hereof may be waived, except in a writing signed by the Party against whom enforcement of such amendment, supplement, modification or waiver is sought to be enforced. The failure of any Party to require the performance by any other Party of any provision of this Agreement shall not constitute a waiver of such provision or of the former Party's right thereafter to enforce such provision, nor shall any waiver by one Party of another's obligation to perform or its default in performance in any particular instance constitute a continuing waiver of such other Party's obligation or default in that or any other instance or a waiver of any other provision hereof or of this Agreement as a whole.

15. Counterparts

This Agreement may be executed in any number of counterparts, and by each Party on separate counterparts, each manually signed or sealed counterpart of which shall be treated as an original, but all of which taken together shall constitute a single agreement.

16. No Third Party Beneficiaries

Except as may be expressly set forth herein, this Agreement sets forth the agreement and understanding of the Parties of which they and they alone are the intended beneficiaries, and nothing contained herein is intended to confer, nor shall any provision hereof be construed or interpreted as conferring, any right, remedy or benefit on, or enforceable by, any third party.

17. Force Majeure

If duties cannot be met due to the Acts of God or force majeure beyond the control of a Party, the Parties shall not hold the other party fully responsible, but the Parties shall negotiate with joint responsibility as the starting point for available alternatives.

18. Dispute Resolution

(1) In the event of any dispute, controversy, claim or disagreement arising under, from or relating to this Agreement or the breach thereof (a "Dispute"), the Parties to this Agreement involved in the Dispute shall use their best efforts to settle the Dispute through mutual cooperation. To this end, they shall consult and negotiate with each other in good faith and attempt to reach a just and equitable solution satisfactory to each of them. If they do not reach such a solution within a

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period of sixty (60) days after any such Party involved in the Dispute provides notice to the other such Party or Parties involved in the Dispute requiring such discussions to commence, then the Dispute may be referred to arbitration.

(2) Once a Dispute is referred to arbitration, the Dispute shall be finally settled by arbitration conducted under the rules of the London Court of International Arbitration (LCIA), by an arbitrator located in Singapore, proceedings will be conducted virtually (via web conferencing) and neither party may attend in person without the written permission of the other party. If the arbitrator who is resident in Singapore suggests a set of arbitration rules other than LCIA rules, neither party will unreasonably withhold its consent to substituting the LCIA rules with an internationally-recognized set of rules with which the arbitrator is more familiar.

(3) The arbitration shall be conducted in the English language by a single arbitrator appointed in accordance with the then-current LCIA rules (which may later be substituted by the arbitrator's preferred set of rules, subject paragraph 2 of this section requiring the reasonable approval of the parties).

(4) The award shall be final and binding and shall be the exclusive remedy among the parties thereto regarding any claims, counterclaims, issues, or accountings presented to the arbitral tribunal. To the fullest extent allowed by applicable law, each Party hereby waives any right to appeal such award. Judgment upon the award may be entered in any court having jurisdiction thereof.

19. Governing Law

Unless referred to the LCIA and the LCIA prohibits application of New York law, the parties agree that this Agreement shall be governed by, and construed and enforced in accordance with, the law of the State of New York applicable to contracts concluded and to be performed therein without regard to any rules or principles of conflicts of laws.

20. Legal Costs

Both parties shall meet their own costs and expenses separately (including, reasonable attorneys' fees and accounting fees and other expenses and costs reasonably incurred in investigating or defending any such liabilities, losses, claims, demands, actions or judgments) incurred by it arising out of, or resulting from, any action taken or omitted to be taken by the other party in contravention of this Agreement or their wrongful acts or omissions. If a dispute hereunder is referred to the LCIA, the parties will jointly request the LCIA to honor this provision.

21. Contract Confidentiality

The Parties shall keep all information in relation to this Agreement disclosed by the other party or to be disclosed in strict confidence and must not use the information for purposes other than the purposes of this Agreement.

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22. Notices Any notice to be issued under this Agreement shall be made to the following:

To: BioInfra Life Science Inc.
7th Floor, SGI Building
49 Daehak-ro
Jongro-gu, Seoul, Korea
Email: dukyun.lee@bioinfra.co.kr

To: 20/20 GeneSystems
15810 Gaither Drive, Ste 235
Gaithersburg, MD 20877 U.S.A.
Email: jcohen@2020gene.com

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed by their duly authorized representatives in duplicate, with each duplicate to be considered an original and each Party to retain one duplicate, as of the day and year first above written.

BioInfra Life Science Inc.	20/20
By:	By:
Name: Lee Duk-yun	Name: Jonathan Cohen
Title: CEO	Title: CEO